SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2007

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated October 22, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	October 22, 2007	By:	/s/ Wang Jianzhou
		Name:	Wang Jianzhou
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT

The unaudited financial data of the Group for the first three quarters of 2007 reflected:

•	Operating revenue reached RMB258.465 billion, up by 21.5% over the same period last year

•	EBITDA of RMB139.291 billion, up by 14.9% over the same period last year

•	Profit attributable to shareholders of RMB59.880 billion, up by 29.8% over the same period last year

In accordance with the Company’s disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2007.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2007 to 30 September 2007	For the period from 1 January 2006 to 30 September 2006	Increase
Operating Revenue (RMB)	258.465 billion	212.691 billion	21.5%

EBITDA (RMB)	139.291 billion	121.191 billion	14.9%

EBITDA Margin	53.9%	57.0%

Profit Attributable to Shareholders (RMB)	59.880 billion	46.133 billion	29.8%

Margin of Profit Attributable to Shareholders	23.2%	21.7%

Operational Data

	As at 30 September 2007/ For the period from 1 January 2007 to 30 September 2007	As at 30 June 2007/ For the period from 1 January 2007 to 30 June 2007
Number of Subscribers	349.66 million	332.38 million

Net increase in subscribers for the relevant reporting period	48.43 million	31.15 million

Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/User/Month)	89	88

Total Usage for the relevant reporting period (Minutes)	1,302.82 billion	828.82 billion

Average Usage per User per Month (MOU) during the relevant reporting period (Minutes/User/Month)	447	440

Average Revenue per Minute of Usage during the relevant reporting period (RMB)	0.198	0.201

Number of Users of Mobile Data Services	336.47 million	314.85 million

Short Message Services Usage Volume for the relevant reporting period (Messages)	365.2 billion	235.4 billion

Number of Employees	122,323	118,703

Labour Productivity (Subscribers/Employee)	2,859	2,800

The Group leveraged its high-quality network and strong brand advantages, further strengthened its innovation capabilities and responded to competition rationally. By taking further advantage of economies of scale and enhancing management, in the first three quarters of 2007, the Group’s financial results continued to maintain a rapid and healthy development trend. The Group’s operating revenue reached RMB258.465 billion, representing an increase of 21.5% compared to the same period of last year. EBITDA reached RMB139.291 billion, representing an increase of 14.9% compared to the same period of last year. Profit attributable to shareholders reached RMB59.880 billion, representing an increase of 29.8% compared to the same period of last year. Margin of profit attributable to shareholders continued to maintain at a relatively high level of 23.2%.

Benefiting from the rapid growth of the economy of China, enormous demand in the telecommunications market and rationalized competition environment, the Group maintained a rapid and healthy business development in the first three quarters of 2007. The Group made great efforts to extend the rural market. The subscriber growth continued to maintain a rapid growth momentum and the average monthly net additional subscribers for the first three quarters was close to 5.40 million, and total subscribers reached 349.66 million as at 30 September 2007. Through appropriate adjustment to the fee rate structure, voice usage volume was effectively boosted and total voice usage increased by 45.2% compared to the same period of the previous year. Value-added business also continued its rapid growth and Short Message Service usage volume increased by 43.2% compared to the same period of the previous year. Value-added business such as “Color Ring”, WAP and MMS made an increasingly remarkable contribution to the operating revenue, and business such as “Wireless Music Club”, “Fetion”, “Mobile Paper” also showed rapid growth. Continued robust increase in new customers, new business (value-added business) and new voice usage remained the driving force of our growth. As the new subscribers are mainly low-end users and with the launching of caller-party-pays (CPP) and CPP with monthly fees packages, ARPU and average revenue per minute of usage will continue to decrease. Nevertheless, the Group will exercise reasonable control over the decline in ARPU and tariffs by improving the design and management of the tariffs sales and marketing scheme and launching such scheme step by step on the one hand, and effectively boosting the voice usage volume and further promoting valued-added business on the other hand. The Group will continue to increase its costs and resources in the areas of sales and marketing channels development and customer retention in order to further enhance its core competitiveness. Furthermore, the Group will also maintain stable EBITDA margin and margin of profit attributable to shareholders through refined management and by leveraging economies of scale. Moreover, in order to support favorable growth in the number of subscribers, voice usage volume and new business and maintain the leading position and outstanding quality of its network, the Group will further increase its investments in network, pay attention to the benefits of its investments and increase the network capability to maintain the Group’s competitive advantages and the Group’s ability in maintaining a healthy and sustainable growth.

The Group will pursue the spirit of innovation, carry on with its ongoing efforts for an overall development of the rural market, extend value-added business and optimize its network, and accelerate its development in scale, in order to maintain a sustainable growth of the Company’s business results. In addition, the Group will strengthen its efforts to enhance overall strengths and influence to ensure the availability of sustained drive for the Company’s growth and maintain its sound fundamentals in order to achieve better returns for investors.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.

By Order of the Board
China Mobile Limited Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 22 October 2007